UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41611

Hesai Group

10th Floor, Building A

No. 658 Zhaohua Road, Changning District

Shanghai 200050

People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       ☒                      Form 40-F      ☐

Changes to Board Composition

Hesai Group (the “Company”) announces that Dr. Jie Chen has tendered her resignation as an independent director of the Board (the “Board”) and a member of the audit committee, compensation committee and nominating and corporate governance committee of the Company, effective December 24, 2025. The resignation of Dr. Jie Chen is not due to any disagreement with the Company, the Board or management on any matter relating to its operations, policies, or practices.

The Board and management express their sincere gratitude to Dr. Jie Chen for her dedicated service, valuable oversight and continued contributions during her tenure on the Board.

The Board has concurrently appointed Dr. Hui Wang as a new independent director of the Company and a member of the audit committee, compensation committee and nominating and corporate governance committee of the Company, effective on December 24, 2025. The appointment was made in accordance with applicable Nasdaq Listing Rules.

Dr. Hui Wang has been serving as an independent director of Beijing FJR Opto-electronic Technology Co., Ltd. (SSE: 688272) since September 2020. She also served as an independent director of Arcsoft Corporation Limited (SSE: 688088) from January 2019 to December 2024. In addition, she taught at the Peking University Law School from 1992 to 2018, most recently as an associate professor. Dr. Wang earned her Ph. D. degree in international economics law and a master’s degree in international from Peking University Law School in June 1992 and July 1988, respectively. She also obtained her bachelor of arts degree from Peking University in July 1984.

The Board is delighted to welcome Dr. Wang, whose extensive experience and proven leadership will further strengthen the Company’s strategic vision and commitment to high-standard corporate governance. The Company looks forward to working closely with Dr. Wang and benefiting from her insights.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hesai Group

By	:	/s/ Yifan Li
Name	:	Yifan Li
Title	:	Chief Executive Officer

Date: December 29, 2025